SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE	meng.ding@sidley.com +852 2509 7858

October 7, 2024

CONFIDENTIAL

Kevin Stertzel

Kevin Woody

Eranga Dias

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Papa Medical Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted July 31, 2024
CIK No. 0002024283

Dear Mr. Stertzel, Mr. Woody, Mr. Dias and Mr. Ingram,

On behalf of our client, Papa Medical Inc. (the “Company”), a domestic issuer incorporated under the laws of the State of Delaware, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 27, 2024 regarding the Company’s draft registration statement on Form S-1 confidentially submitted on July 31, 2024 relating to a proposed initial public offering of shares of common stock in the United States (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to draft registration statement on Form S-1 (the “Amendment No. 1 to the Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,
Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Lei Li (New York)*, (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*,
Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Huberta Chow X.L., Douglas Tsang C.L.,
(Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Draft Registration Statement on Form S-1 filed July 31, 2024

Risk Factors, page 7

1.	We note your disclosure throughout this registration statement stating that Mr. Jian Hua, your chief executive officer and director, holds 83.6% of your common stock and that Papa Medical Inc. or its subsidiaries/operating companies have entered into agreements with other entities that are either owned by or have an ownership interest in by Mr. Hua—including rental agreements and supplier relationships etc. Please discuss in a separate risk factor the risks posed by this arrangement. Specifically discuss whether other entities without an affiliation with Mr. Hua were considered when considering potential leased properties and suppliers. Also discuss whether prices paid to entities that are affiliated with Mr. Hua such as lease rates and inventory/supplies prices are in line with market rates of other non-affiliated entities.

Please refer to page 9 of the Amendment No. 1 to the Draft Registration Statement.

Our business may be impacted by supply chain issues..., page 13

2.	We note your risk factor that your supply chain may be impacted by port delays. Update your risks characterized as potential if recent supply chain disruptions that are not limited to port delays have impacted your operations.

Please refer to page 14 of the Amendment No. 1 to the Draft Registration Statement.

Outbreaks of infectious diseases, epidemics, natural disasters or other events have materially and adversely affected..., page 13

3.	We note your disclosure stating that you “carefully evaluate potential outcomes and work to mitigate risks” related to inflation and other macroeconomic risks. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Please refer to page 13 of the Amendment No. 1 to the Draft Registration Statement.

Substantially all of our executive officers and directors are located in mainland China..., page 15

4.	We note your disclosure stating that except for your Chief Financial Officer and Chief Operating Officer, all of your executive officers and directors are located in mainland China. Please revise your risk factors section to discuss any potential risks related to PRC government regulations. Specifically, discuss whether you are subject to, or potentially could be subject to PRC regulations including but not limited to, CSRC’s Trial Administrative Measures. If you believe that you are not subject to these regulations, provide your analysis as to why.

Please refer to page 15 of the Amendment No. 1 to the Draft Registration Statement.

Certain Relationships and Related Party Transactions

Related Party Transactions with Shenzhen Feellife, page 70

5.	We note your disclosure of various agreements with Shenzhen Feellife and Shenzhen LFS, including a purchase agreement for cannibis and consuming E-vapors. Please expand your disclosure to include the purchase amounts paid to these related parties for every period presented. Your current disclosure only provides the amount of revenue generated from your related party transactions.

Please refer to pages 70 and 71 of the Amendment No. 1 to the Draft Registration Statement.

Financial Statements

General, page F-1

6.	In your next amendment, please provide current interim financial information and related MD&A. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance.

Please refer to pages 32-47 and F-23 to 45 and other related places throughout the Amendment No. 1 to the Draft Registration Statement.

***

If you have any questions regarding Amendment No. 1 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Hua Yao, Chief Financial Officer
Adam Sun, Partner, Onestop Assurance PAC
Michael Blankenship, Partner, Winston & Strawn LLP